# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Celularity Inc., CIK 0001752828
CUSIP: 151190204
Title of class of securities: Class A Common Stock, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: 170 Park Ave, Florham Park, New Jersey (NJ), 07932
Date of event which requires filing of this statement: 12/19/2025
Filed by CIK 0002107059
Persons authorized to receive notices and communications: Philip & Daniele Barach Family, Philip A. Barach, Daniele Barach, 434 Surfview Drive, Pacific Palisades, California (CA), 90272, (818) 694-0182; Jay Coogan, Esquire, Pierson Ferdinand LLP, 1650 Market Street, 36th Floor, Philadelphia, Pennsylvania (PA), 19103, (267) 265-8598

## Reporting persons
- PHILP & DANIELE BARACH FAMILY TRUST (CIK 0002107059): type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 3,012,048; sole dispositive power 0; shared dispositive power 3,012,048; aggregate amount beneficially owned 3,012,048 (9.56% of the class)
- PHILIP A. BARACH (CIK 0002106805): type of reporting person: individual (IN); citizenship or place of organization: California (CA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,012,048; sole dispositive power 0; shared dispositive power 3,012,048; aggregate amount beneficially owned 3,012,048 (9.56% of the class)
- DANIELE BARACH (CIK 0002126385): type of reporting person: individual (IN); citizenship or place of organization: California (CA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,012,048; sole dispositive power 0; shared dispositive power 3,012,048; aggregate amount beneficially owned 3,012,048 (9.56% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value $0.0001 Per Share
Name of issuer: Celularity Inc.
Address of issuer's principal executive offices: 170 Park Ave, Florham Park, New Jersey (NJ), 07932

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

i.Philip & Daniele Barach Family Trust, a trust formed under the laws of California (the "Trust");

ii.Philip A. Barach, a trustee of the Trust ("Philip Barach") with the independent authority to vote and dispose of the Securities; and

iii.Daniele Barach, a trustee of the Trust with the independent authority to vote and dispose of the Securities ("Daniele Barach" and, with Philip Barach, each a "Trustee" and together, the "Trustees").
Residence or business address: The business address of each member of the Reporting Persons is 434 Surfview Drive, Pacific Palisades, California 90272.
Present principal occupation or employment: The Trust was formed by the Trustees in 2008 in order to engage in the acquiring, holding and disposing of investments for family estate planning purposes. Philip Barach is president and co-manager of Vista Investment Group, a privately-held real estate investment firm, and is a Trustee of the Trust. Daniele Barach is not currently employed and is a Trustee of the Trust. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, the Trust and each Trustee each may be deemed to be a beneficial owner of the Class A Common Stock held for the account of the Trust.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws
Citizenship: The Trust is a trust formed under the laws of California. Each Trustee is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 19, 2025, Celularity Inc. (the "Company") and the Trust engaged in two financing transactions (collectively, the "Financing") pursuant to which the Company issued to the Trust a senior secured promissory note in the principal amount of $7,000,000 (the "Senior Note") and a convertible secured promissory note in the aggregate principal amount of $3,000,000 (the "Convertible Note" and, together with the Senior Note, the "Notes") and, in connection with the issuance of the Notes, issued to the Trust five-year warrants to purchase an aggregate of 3,707,457 shares of Class A Common Stock which are exercisable beginning on June 19, 2026 and have an exercise price of $2.00 per share, subject to adjustment as set forth therein.

Pursuant to the Convertible Note Purchase Agreement dated as of December 19, 2025 by and between the Company and the Trust under the terms of which the Company issued the Convertible Note to the Trust (the "Convertible Note Purchase Agreement"), the Trust also has the right to purchase additional convertible notes in up to two tranches of $1,000,000 each, containing terms identical to and issuable upon the same terms and conditions as the Convertible Note (each, an "Additional Convertible Note" and, together with the Convertible Note, the "Convertible Notes"). All of the Convertible Notes are or will be convertible into shares of Class A Common Stock at a conversion price of $1.66 per share, subject to adjustment as provided therein. The number of shares of Class A Common Stock reported as beneficially owned herein represents the number of shares issuable at the conversion price of $1.66 per share, assuming the issuance of the additional convertible notes in two tranches of $1,000,000 each at the election of the Trust, which would result in the Trust owning an aggregate amount of Convertible Notes of $5,000,000 convertible into 3,012,048 shares of Class A Common Stock.

The source of funds for the Trust to purchase the Notes in the aggregate principal amount of $10,000,000 was cash held by the Trust at the time of the Financing. It is anticipated that if the Trust purchases any Additional Convertible Notes, the source of funds for the Trust to purchase the Additional Convertible Note will be cash held by the Trust at the time of such purchase. No additional consideration will be paid upon any conversion of the Convertible Notes into shares of Class A Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons expect to evaluate on an ongoing basis the Issuer's financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including the Issuer's business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)-(j) of Schedule 13D. Accordingly, the Reporting Persons reserve the right to change their intentions and develop plans or proposals at any time, as they deem appropriate. In particular, the Reporting Persons may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional Class A Common Stock or other securities of the Issuer, including acquisitions from affiliates of the Reporting Persons; (ii) dispose or transfer of all or a portion of the securities of the Issuer, including the Class A Common Stock, that the Reporting Persons now own or may hereafter acquire to any person or entity, including dispositions to affiliates of the Reporting Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer's securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person's assets or business, including acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations or mergers or to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including acquisitions, business combinations, mergers, sales, transfers and other dispositions with or to affiliates of the Reporting Persons; (vi) restructure the Issuer's or any of its subsidiaries' capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors of the Issuer; (ix) make or propose any other material change in the Issuer's or any of its subsidiaries' corporate structure or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference. Each of the Reporting Persons beneficially owns 3,012,048 shares of Class A Common Stock, which number assumes the issuance of Additional Convertible Notes in the aggregate principal amount of $2,000,000 and conversion of the entire $5,000,000 in aggregate principal amount of all Convertible Notes into 3,012,048 shares of Class A Common Stock at a conversion price of $1.66 per share. The shares of Class A Common Stock beneficially owned by the Reporting Persons represents 9.56% of the shares of Class A Common Stock issued and outstanding, which calculation is based on 28,478,880 shares of Class A Common Stock of the Company issued and outstanding as of December 19, 2025, which was the date of the closing of the Financing. Each of Mr. Barach and Ms. Barach disclaims beneficial ownership of the shares of Class A Common Stock owned by the Trust, except to the extent of their pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference. None of the Reporting Persons has the sole power to vote or to direct the vote, or the sole power to dispose or to direct the disposition of, any of the shares of Class A Common Stock owned by such Reporting Person. Each Reporting Person shares with the other Reporting Persons the power to vote or to direct the vote, or the power to dispose or to direct the disposition of, all 3,012,048 shares of Class A Common Stock owned by the Reporting Persons.
Transactions in the class effected during the past sixty days: No members of the Trust had any transactions in the Class A Common Stock (or securities convertible into or exercisable for shares of Class A Common Stock) during the past 60 days, except as described and referenced in Item 3 of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On December 19, 2025 (the "Effective Date"), the Company entered into a series of agreements relating to the Financing with the Trust.

Senior Secured Notes Financing

On the Effective Date, the Company entered into a Senior Securities Purchase Agreement (the "Senior Securities Purchase Agreement") with the Trust pursuant to which the Company issued the Trust the Senior Note in the principal amount of $7,000,000 and a warrant to purchase up to 2,448,917 shares of Class A Common Stock (the "Senior Note Warrant"). Pursuant to the Senior Securities Purchase Agreement, the Company may sell up to an aggregate of $8,400,000 in principal amount of Senior Notes before June 19, 2026 to the Trust and one or more Participation Purchasers (as defined in the Senior Securities Purchase Agreement and, together with the Trust, the "Senior Note Purchasers").

The Senior Note accrues interest at a rate of 4% per annum (increasing to 12% per annum upon the occurrence of an Event of Default (as defined in the Senior Note)) and matures upon the earlier of (i) April 30, 2026 and (ii) the consummation by the Company a debt or equity financing, asset sale, licensing agreement or similar strategic transaction resulting in gross proceeds equal to or greater than the then-outstanding principal amount of the Senior Notes. Prior to the maturity date of the Senior Note, the Company may, at its election, redeem the principal amount of the Senior Note together with interest accrued therein for cash in an amount equal to the Optional Redemption Amount (as defined in the Senior Note). The Senior Note ranks pari passu in right of payment and in all other respects to any other Senior Notes and Convertible Notes.

The Senior Note Warrant is exercisable commencing on June 19, 2026 and terminates on December 19, 2030. The Senior Note Warrant is exercisable for shares of the Company's Class A Common Stock at a price of $2.00 per share, subject to adjustment set forth therein.

Pursuant to the Senior Securities Purchase Agreement, until such date that no Senior Notes are outstanding, if the Company enters into any public or private offering of its securities (including securities convertible into shares of its Class A Common Stock) with any individual or entity (an "Other Investor") that has the effect of establishing rights or otherwise benefiting such Other Investor in a manner more favorable to such Other Investor than the rights and benefits established in favor of the Senior Note Purchasers, at each Senior Note Purchaser's option, such more favorable terms shall become a part of the Transaction Documents (as defined in the Senior Securities Purchase Agreement). Furthermore, if the Company conducts a Subsequent Financing (as defined in the Senior Securities Purchase Agreement), the Senior Note Purchasers shall have the right to participate in up to an amount of the Subsequent Financing equal to their respective subscription amounts on the same terms, conditions and price provided for in the Subsequent Financing.

In connection with the issuance of the Senior Note, on the Effective Date, the Company entered into a security agreement (the "Senior Note Security Agreement") with the Agent (as defined in the Senior Note Security Agreement) and Secured Party (as defined in the Senior Note Security Agreement) pursuant to which the Company granted the Trust a first-priority security interest over substantially all of the assets of the Company, subject to certain customary exclusions and priority agreements.

Convertible Notes Financing

On the Effective Date, the Company also entered into the Convertible Note Purchase Agreement with the Trust pursuant to which the Company issued to the Trust the Convertible Note in the principal amount of $3,000,000 and a warrant to purchase up to 1,258,740 shares of the Company's Class A Common Stock (the "Convertible Note Warrant"). Pursuant to the Convertible Note Purchase Agreement, the Trust may purchase up to an aggregate of $2,000,000 of Additional Convertible Notes, which right shall expire upon the earlier of (i) six months following the Effective Date and (ii) the occurrence of an Event of Default (as defined in the Convertible Note). Pursuant to the Convertible Note Purchase Agreement, the Company may sell up to an aggregate of $6,200,000 in principal amount of Convertible Notes before June 19, 2026 to the Trust and one or more Participation Purchasers (as defined in the Convertible Note Purchase Agreement and, together with the Trust, the "Convertible Note Purchasers").

The Convertible Note accrues interest at 8% per annum (increasing to 12% per annum upon the occurrence of an Event of Default (as defined in the Convertible Note)), payable in kind, and matures on December 31, 2026. Any additional Convertible Notes issued pursuant to Convertible Note Purchase Agreement shall mature on such date that is one year from the date such notes are issued. The Convertible Note is convertible at the option of the holder into shares of Class A Common Stock at a conversion price of $1.66 per share, subject to adjustment and limitations set forth therein (the "Conversion Price"). Upon the consummation of a Qualified Financing (as defined in the Convertible Note), the Company may elect to convert up to 100% of the then outstanding principal amount of the Convertible Note together with interest accrued thereon into such number of shares of the Company's Class A common stock as is determined by dividing (i) 100% of the then outstanding principal amount of the Convertible Note together with interest accrued thereon by (ii) the lowest price per share used in the Qualified Financing at which shares of Class A Common Stock or Common Stock Equivalents (as defined in the Convertible Note Purchase Agreement) are sold. Prior to the maturity date of the Convertible Notes, the Company may, at its election, redeem the principal amount of the Convertible Notes together with interest accrued therein for cash in an amount equal to the Optional Redemption Amount (as defined in the Convertible Note). Pursuant to the Convertible Note, if the Company issues additional shares of Class A Common Stock without consideration or for a consideration per share less than the Conversion Price, then the Conversion Price shall be reduced as set forth in the Convertible Note, subject to customary exceptions. The Convertible Note ranks pari passu in right of payment and in all other respects to any other Senior Notes and Convertible Notes.

The Convertible Note Warrant is exercisable commencing on June 19, 2026 and terminates on December 19, 2030. The Convertible Note Warrant is exercisable for shares of the Company's Class A common stock at a price of $2.00 per share, subject to adjustment set forth therein.

Pursuant to the Convertible Note Purchase Agreement, until such date that no Convertible Notes are outstanding, if the Company enters into any public or private offering of its securities (including securities convertible into shares of its Class A Common Stock) with any Other Investor that has the effect of establishing rights or otherwise benefiting such Other Investor in a manner more favorable to such Other Investor than the rights and benefits established in favor of the Convertible Note Purchasers, at each Convertible Note Purchaser's option, such more favorable terms shall become a part of the Transaction Documents (as defined in the Convertible Note Purchase Agreement). Furthermore, if the Company conducts a Subsequent Financing (as defined in the Convertible Note Purchase Agreement), the Convertible Note Purchasers shall have the right to participate in up to an amount of the Subsequent Financing equal to their respective subscription amounts on the same terms, conditions and price provided for in the Subsequent Financing.

In connection with the Convertible Note Financing, on the Effective Date, the Company entered into a security agreement (the "Convertible Note Security Agreement") with the Agent (as defined in the Convertible Note Security Agreement) and Secured Party (as defined in the Convertible Note Security Agreement) pursuant to which the Company granted the Trust a first-priority security interest over certain of the proceeds from a Qualified Financing.

Registration Rights Agreement

In connection with the Financing, on the Effective Date, the Company entered into a registration rights agreement (the "Registration Rights Agreement") with the Trust pursuant to which the Company shall prepare and file with the Securities and Exchange Commission (the "SEC" or the "Commission") a registration statement covering the Registrable Securities (as defined in the Registration Rights Agreement) on or prior to the date that is 45 calendar days following the Effective Date. The Company shall use its best efforts to cause the registration statement covering the Registrable Securities to be declared effective as promptly as practicable after the filing thereof, but in any event no later the 90th calendar day following the Effective Date (or in the event of a full review by the SEC, the 120th calendar day following the Effective Date).

Board Observer Agreement

In connection with the Financing, on the Effective Date, the Company entered into a board observer rights agreement (the "Board Observer Rights Agreement") with the Trust granting the Trust the right to designate one non-voting observer to attend meetings of the Company's Board of Directors. The initial observer will be Philip Barach. The Board Observer Rights Agreement shall terminate on the earliest to occur of: (i) the date the Trust and its affiliates collectively beneficially own less than 5% of the Company's outstanding Class A Common Stock on an as-converted, as-exercised basis; (ii) the consummation of a Change of Control (as defined in the Board Observer Rights Agreement); and (iii) the termination of the Board Observer Rights Agreement pursuant to its terms.

The foregoing descriptions of the Senior Note Warrant, the Senior Securities Purchase Agreement, the Senior Note, the Senior Note Security Agreement, the Convertible Note Warrant, the Convertible Note Purchase Agreement, the Convertible Note, the Convertible Note Security Agreement, the Registration Rights Agreement and the Board Observer Agreement are not complete and are qualified in their entirety by reference to the full text of the forms of such agreements and instruments, copies of which are filed as Exhibits to this Schedule 13D and are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Joint Filing Agreement, dated as of April 2, 2026, by and among Philip & Daniele Barach Family Trust, Philip A. Barach and Daniele Barach.
2 Senior Securities Purchase Agreement dated as of December 19, 2025 by and between Celularity Inc. and Philip & Daniele Barach Family Trust (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission by Celularity Inc. on December 23, 2025). https://www.sec.gov/Archives/edgar/data/1752828/000149315225029033/ex10-1.htm
3 Form of Senior Note (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Commission by Celularity Inc. on December 23, 2025). https://www.sec.gov/Archives/edgar/data/1752828/000149315225029033/ex10-2.htm
4 Form of Senior Note Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Commission by Celularity Inc on December 23, 2025). https://www.sec.gov/Archives/edgar/data/1752828/000149315225029033/ex4-1.htm
5 Senior Note Security Agreement dated as of December 19, 2025 by and between Celularity Inc. and Philip & Daniele Barach Family Trust (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Commission by Celularity Inc on December 23, 2025). https://www.sec.gov/Archives/edgar/data/1752828/000149315225029033/ex10-4.htm
6 Convertible Note Purchase Agreement dated as of December 19, 2025 by and between Celularity Inc. and Philip & Daniele Barach Family Trust (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the Commission by Celularity Inc on December 23, 2025). https://www.sec.gov/Archives/edgar/data/1752828/000149315225029033/ex10-5.htm
7 Form of Convertible Note (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the Commission by Celularity Inc on December 23, 2025). https://www.sec.gov/Archives/edgar/data/1752828/000149315225029033/ex10-6.htm
8 Form of Convertible Note Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the Commission by Celularity Inc on December 23, 2025). https://www.sec.gov/Archives/edgar/data/1752828/000149315225029033/ex4-2.htm
9 Convertible Note Security Agreement dated as of December 19, 2025 by and between Celularity Inc. and Philip & Daniele Barach Family Trust (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed with the Commission by Celularity Inc on December 23, 2025). https://www.sec.gov/Archives/edgar/data/1752828/000149315225029033/ex10-8.htm
10 Registration Rights Agreement dated as of December 19, 2025 by and between Celularity Inc. and Philip & Daniele Barach Family Trust (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Commission by Celularity Inc on December 23, 2025). https://www.sec.gov/Archives/edgar/data/1752828/000149315225029033/ex10-3.htm
11 Board Observer Rights Agreement dated as of December 19, 2025 by and between Celularity Inc. and Philip & Daniele Barach Family Trust (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed with the Commission by Celularity Inc on December 23, 2025). https://www.sec.gov/Archives/edgar/data/1752828/000149315225029033/ex10-9.htm

## Signatures
- PHILP & DANIELE BARACH FAMILY TRUST: /s/ Philip A. Barach, Philip A. Barach, Trustee of the Trust (04/02/2026)
- PHILIP A. BARACH: /s/ Philip A. Barach, Philip A. Barach (04/02/2026)
- DANIELE BARACH: /s/ Daniele Barach, Daniele Barach (04/02/2026)